EXHIBIT 99.1

China Lodging Group, Limited Announces Changes to Board of Directors

SHANGHAI, China, June 29, 2016 (GLOBE NEWSWIRE) -- China Lodging Group, Limited (NASDAQ:HTHT) (“China Lodging Group” or the “Company”), a leading and fast-growing multi-brand hotel group in China, today announced that it has appointed Mr. Shangzhi Zhang to its Board of Directors, effective June 24, 2016.

"Shangzhi brings extensive industry expertise and experience to our Board. We look forward to working with him,” said Mr. Qi Ji, founder and executive Chairman of the Board of Directors of the Company.

Mr. Shangzhi Zhang has more than 30 years of experience in hotel industry and foreign trade. Mr. Zhang has been President of Tianjin Amis Hotel Management Company since 2009. He acted as General Delegate of Accor Hotel Group in China and President of Ibis in China from 1999 to 2008. He served as Deputy General Manager at China Export Commodity Base Development Corporation from 1993 to 1998. Prior to that, Mr. Zhang held senior positions at Ministry of Foreign Trade and Economic Cooperation. He was Third Secretary of Commercial Bureau of Chinese Embassy in Zaire from 1981 to 1985. Mr. Zhang graduated from Beijing Institute of Foreign Trade. He studied at General Department of Interpretation of European Communities in Brussels and French National School of Administration. In 2014, Mr. Zhang received medal award of “Chevalier de Legion d’honneur” from French government.

Separately, Ms. Qionger Jiang resigned from the Board of Directors for her personal reasons, effective June 24, 2016.

“We thank Qionger for her contribution to our Board over the past two years. We wish her well to pursue other interests.” said Mr. Ji.

About China Lodging Group, Limited
China Lodging Group, Limited is a leading hotel operator and franchisor in China under 12 brand names. As of March 31, 2016, the Company had 2,989 hotels or 304,428 rooms in operation in 356 cities. With a primary focus on economy and midscale hotel segments, China Lodging Group’s brands include Hi Inn, HanTing Hotel, Elan Hotel, JI Hotel, Starway Hotel, Joya Hotel, and Manxin Hotels & Resorts. The Company also has the rights as master franchisee for Mercure, Ibis and Ibis Styles, and co-development rights for Grand Mercure and Novotel, in Pan-China region.

The Company’s business includes leased, manachised and franchised models. Under the lease model, the Company directly operates hotels typically located on leased properties. Under the manachise model, the Company manages manachised hotels through the on-site hotel managers it appoints and collects fees from franchisees. Under the franchise model, the Company provides training, reservation and support services to the franchised hotels and collects fees from franchisees but does not appoint on-site hotel managers. The Company applies a consistent standard and platform across all of its hotels. As of March 31, 2016, China Lodging Group operates 25 percent of its hotel rooms under lease model, 75 percent under manachise and franchise models.

For more information, please visit the Company’s website: http://ir.huazhu.com.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: The information in this release contains forward-looking statements which involve risks and uncertainties. Such factors and risks include our anticipated growth strategies; our future results of operations and financial condition; the economic conditions of China; the regulatory environment in China; our ability to attract customers and leverage our brand; trends and competition in the lodging industry; the expected growth of the lodging market in China; and other factors and risks detailed in our filings with the Securities and Exchange Commission. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements, which may be identified by terminology such as “may,” “should,” “will,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “forecast,” “project,” or “continue,” the negative of such terms or other comparable terminology. Readers should not rely on forward-looking statements as predictions of future events or results.

The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.

Contact Information
Ida Yu
Sr. Manager of Investor Relations
Tel:  +86 (21) 6195 9561
Email: ir@huazhu.com
http://ir.huazhu.com